Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 1, 2014

Relating to Preliminary Prospectus dated September 29, 2014

Registration No. 333-198374

NeuroSigma, Inc.

Update and Supplement to Preliminary Prospectus

Dated September 29, 2014

This free writing prospectus relates to the initial public offering of common stock of NeuroSigma, Inc. and should be read together with the preliminary prospectus dated September 29, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-198374) (the “Registration Statement”) relating to the offering of our common stock contemplated therein. On October 1, 2014, NeuroSigma filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), to which this communication is related and which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1494756/000119312514360911/0001193125-14-360911-index.htm

References to “NeuroSigma,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Update to Business

The disclosure set forth in the Preliminary Prospectus under the caption “Business—Overview” and “Business—Additional Pipeline Indications for eTNS” has been modified to clarify that the U.S. Department of Veterans Affairs, rather than NeuroSigma, will conduct the Phase I clinical trial evaluating eTNS for the treatment of patients with traumatic brain injury.

Update to Underwriting

The disclosure set forth in the Preliminary Prospectus under the caption “Underwriting” has been updated to include the disclosure set forth below between the captions “—Electronic Distribution” and “—Other Activities and Relationships”:

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 178,572 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Update to Prospectus Summary

The disclosure set forth in the Preliminary Prospectus under the caption “Prospectus Summary—The Offering” has been updated to include the disclosure set forth below between the headings “Risk factors” and “NASDAQ trading symbol”:

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to 178,572 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the section captioned “Underwriting”. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. The directed share program will be arranged through our lead underwriter, Jefferies LLC.

Update to Principal Stockholders

The disclosure set forth in the Preliminary Prospectus under the caption “Principal Stockholders” has been updated to clarify that the share ownership numbers and percentages exclude any shares of common stock that may be purchased under the directed share program.

Update to Shares Eligible for Future Sale

The disclosure set forth in the Preliminary Prospectus under the caption “Shares Eligible for Future Sale—Lock-Up Agreements” has been updated in its entirety to read as follows:

We, our officers and directors and holders of substantially all of our outstanding capital stock (except for the escrow agent with which we have placed 985,415 shares in escrow as described in the section captioned “Underwriting—No Sales of Similar Securities”) have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exercisable or exchangeable for shares of our capital stock. Jefferies LLC may, in its discretion, release any of the securities subject to these lock-up agreements at any time.

As described in the section captioned “Underwriting—Directed Share Program,” our directors, officers and employees who participate in the directed share program will be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program, with the same restrictions as the lock-up agreement described above.

See the section of this prospectus captioned “Underwriting” for a more complete description of the lock-up agreements with the underwriters

Update to Risk Factor

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to This Offering and Our Common Stock— Future sales of shares by existing stockholders could cause our stock price to decline.” has been updated in its entirety to read as follows:

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Based on shares outstanding as of June 30, 2014, upon completion of this offering, we expect to have outstanding a total of 12,633,725 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, only the shares of common stock sold in this offering by us will be freely tradable, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, in the public market, unless such shares are purchased by our affiliates through the directed share program. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements and market stand-off provisions pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements and market stand-off provisions expire, based on shares outstanding as of September 26, 2014, up to an additional 7,087,459 shares of common stock will be eligible for sale in the public market, 6,121,543 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 1,572,712 shares of our common stock issuable upon the exercise of outstanding stock options, 86,712 shares of our common stock issuable upon the exercise of outstanding warrants and 1,093,000 shares of restricted common stock will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 promulgated under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a future financing, acquisition, litigation settlement, employment arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Jefferies LLC by calling toll-free (877) 547-6340, or by e-mailing Prospectus_Department@Jefferies.com.